SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

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The Netherlands

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CNH GLOBAL N.V.

Form 6-K for the month of April 2008

List of Exhibits:

1. News Release entitled, “Case Announces GSA Contract Award”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

April 9, 2008

FOR IMMEDIATE RELEASE

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

Case Announces GSA Contract Award

RACINE, Wis. (April 8, 2008) – Case Construction Equipment announced it has been awarded contract number GS-30F-0006U by the U.S. General Services Administration (GSA). This business-to-government contract allows Case to make its products easily available for sale to the federal government.

GSA is a preferred source for federal government agencies to procure supplies – everything from pens and paper to construction equipment.

“Case is proud to join the GSA in its commitment to provide federal purchasers with products and systems that avoid the excess cost of bidding of contracts,” said Cory Joubert, Case Government Sales Manager. “This activity reinforces our military product sales successes and enables us to reach the nationwide government market with Case products. We are confident that our GSA contract represents a future growth opportunity for Case.”

Products currently offered in the Case GSA contract include loader/backhoes, loader/tool carriers, wheel loaders, skid steer loaders, compact track loaders, excavators, compact excavators, crawler dozers, rough-terrain forklifts and compaction equipment. During the next 12 months of the contract, the Case product line offering will be expanded to include more than 15 types of equipment and more than 90 models.

“A GSA contract is the quickest and easiest way to sell products to various federal government agencies,” Joubert said. “With our GSA contract and the GSA Advantage Web site, our products are visible and readily available to the thousands of federal government purchasers who want to buy without going through the bid process.”

The available Case products can be accessed online at www.gsaadvantage.gov.

For additional information about purchasing Case GSA contract products or the Case GSA contract, please contact Case federal government sales at (888) 614-3202 or nacasegovsales@cnh.com.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner – with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat S.p.A. (FIA.MI).

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